UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                Form 10-SB-A2
                               Amendment No. 2

    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                            RecycleNet Corporation
 --------------------------------------------------------------------------
                (Name of Small business Issuer in its charter)

           Utah                                            87-0301924
 ---------------------------------------        ----------------------------
(State or other jurisdiction of                 (I.R.S. Employer Identification
 incorporation or organization)                    No.)


           7 Darren Place, Guelph, ON                     NIH 6J2 Canada
     ---------------------------------------        ------------------------
    (Address of principal executive offices)                (Zip Code)


Issuer's telephone number (519) 767-2913

Securities to be registered under Section 12 (b) of the Act:

      Title of each class                Name of each exchange on which
      to be so registered                Each class is to be registered
             N/A                                   N/A



Securities to be registered under Section 12(g) of the Act:

                       Common Shares, Par value $0.01
                               (Title of Class)

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                  RecycleNet Corporation

Date: January 24, 2000             By: /s/ Mikael Prydz
                                      ----------------------------------
                                       President

Date: January 24, 2000             By: /s/ Rick Ivanovick
                                      ----------------------------------
                                       Vice President and Chief
                                         Financial Officer

                            RECYCLENET CORPORATION

                        INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE

RECYCLENET CORPORATION
 Report of Independent Certified Public Accountants. . . . . . . . . . . .F-2
 Consolidated Balance Sheets - September 30, 1999
 (Unaudited) and December 31, 1998 . . . . . . . . . . . . . . . . . . . .F-3
 Consolidated Statements of Operations for the Nine Months Ended
  September 30, 1999 and 1998 (Unaudited), for the Year Ended
  December 31, 1998 and for the Period from December 22, 1997
  (Date of Inception) through December 31, 1997. . . . . . . . . . . . . .F-4
 Consolidated Statements of Stockholders' Equity (Deficit) for
  the Period from December 22, 1997 (Date of Inception) through
  December 31, 1997, for the Year Ended December 31, 1998 and for
  the Nine Months Ended September 30, 1999 (Unaudited) . . . . . . . . . .F-5
 Consolidated Statements of Cash Flows for the Nine Months Ended
  September 30, 1999 and 1998 (Unaudited), for the Year Ended
  December 31, 1998 and for the Period from December 22, 1997
  (Date of Inception) through December 31, 1997. . . . . . . . . . . . . .F-6
   Notes to Consolidated Financial Statements. . . . . . . . . . . . . . .F-7

PRO FORMA FINANCIAL INFORMATION
 Unaudited Pro Forma Condensed Consolidated Statements of Operations . . .F-9 Unaudited Pro Forma Condensed Consolidated Statements of Operations
  for the Year Ended December 31, 1998 and for the Nine Months
  Ended September 30, 1999 . . . . . . . . . . . . . . . . . . . . . . . F-10
 Notes to the Unaudited Pro Forma Condensed Consolidated Statements
  of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-10

GARBALIZER MACHINERY CORPORATION
 Report of Independent Certified Public Accountants. . . . . . . . . . . F-11
 Balance Sheets - December 31, 1998 and 1997 . . . . . . . . . . . . . . F-12
 Statements of Operations for the Years Ended December 31,
  1998 and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-13
 Statements of Stockholders' Deficit for the Years Ended
  December 31, 1998 and 1997 . . . . . . . . . . . . . . . . . . . . . . F-14
 Statements of Cash Flows for the Years Ended December 31,
  1998 and 1997. . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-15
 Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . F-16

HANSEN, BARNETT & MAXWELL
      A Professional Corporation
     CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
  Member of AICPA Division of Firms                 Fax (801) 532-7944
           Member of SECPS                    345 East Broadway, Suite 200
Member of Summit International Associates    Salt Lake City, Utah 84111-2693


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Stockholders and the Board of Directors
RecycleNet Corporation

We have audited the balance sheet of RecycleNet Corporation as of December 31, 1998, and the related consolidated statements of operations, cash flows and stockholders' deficit for the year ended December 31, 1998 and for the period December 22, 1997 (Date of Inception) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RecycleNet Corporation as of December 31, 1998, and the results of their operations and their cash flows for each of the year ended December 31, 1998 and for the period December 22, 1997 (date of inception) through December 31, 1997, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has had recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                            HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 24, 2000

                            RECYCLENET CORPORATION
                         CONSOLIDATED BALANCE  SHEETS


                                                September 30,  December 31,
                                                     1999          1998
                                                 ------------  ------------
                                                  (Unaudited)
                                    ASSETS
Current Assets
 Cash. . . . . . . . . . . . . . . . . . . . . . $     93,820  $     55,257
 Trade accounts receivable . . . . . . . . . . .       48,577        26,505
 Receivable from supplier. . . . . . . . . . . .       15,000            -
                                                 ------------  ------------
  Total Current Assets . . . . . . . . . . . . .      157,397        81,762
                                                 ------------  ------------
Equipment  . . . . . . . . . . . . . . . . . . .       13,693         5,351
 Less accumulated depreciation . . . . . . . . .       (3,080)         (762)
                                                 ------------  ------------
     Net Equipment . . . . . . . . . . . . . . .       10,613         4,589
                                                 ------------  ------------
Total Assets . . . . . . . . . . . . . . . . . . $    168,010  $     86,351
                                                 ============  ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Trade accounts payable and accrued liabilities. $      3,409  $      4,460
 Deferred revenue. . . . . . . . . . . . . . . .       43,648        31,525
                                                 ------------  ------------
     Total Current Liabilities . . . . . . . . .       47,057        35,985
                                                 ------------  ------------
Stockholders' Equity
 Common shares - $0.001 par value; 150,000,000
  shares authorized; 78,774,210 and 69,462,602
  shares issued and outstanding, respectively. .       78,774        69,463
 Additional paid-in capital. . . . . . . . . . .    7,229,062     6,188,881
 Accumulated deficit . . . . . . . . . . . . . .   (7,186,883)   (6,207,978)
                                                 ------------  ------------
     Total Stockholders' Equity. . . . . . . . .      120,953        50,366
                                                 ------------  ------------
Total Liabilities and Stockholders' Equity . . . $    168,010  $     86,351
                                                 ============  ============

The accompanying notes are an integral part of these consolidated financial statements.

                            RECYCLENET CORPORATION
                    CONSOLIDATED STATEMENTS  OF OPERATIONS

                                                                         For the Period from
                                                                          December 22, 1997
                                                                               (Date of
                                        For the Nine Months    For the Year    Inception)
                                        Ended September 30,        Ended        Through
                                     -------------------------  December 31,  December 31,
                                        1999          1998          1998           1997
                                     -----------   -----------   -----------   ------------
                                            (Unaudited)
Sales. . . . . . . . . . . . . . . . $   316,280   $    75,730   $   100,974   $         -
Cost of sales. . . . . . . . . . . .     178,595        10,525        14,033             -
                                     -----------   -----------   -----------   ------------
Gross Profit . . . . . . . . . . . .     137,685        65,205        86,941             -

General and administrative expenses.    (181,186)      (71,363)      (95,151)        (6,719)
Exchange gain (loss) . . . . . . . .       4,628            -         (1,250)           (55)
                                     -----------   -----------   -----------   ------------
Loss Before Special Items. . . . . .     (38,873)       (6,158)       (9,460)        (6,774)

Special Items Paid with Common Stock
 Marketing expense . . . . . . . . .    (116,100)           -              -             -
 Professional fees . . . . . . . . .    (423,932)           -              -             -
 Business development expense. . . .          -             -              -     (6,191,744)
 Merger and acquisition expense. . .    (400,000)           -              -             -
                                     -----------   -----------   ------------   ------------
Net Loss . . . . . . . . . . . . . . $  (978,905)  $    (6,158)  $     (9,460)  $(6,198,518)
                                     ===========   ===========   ============   ===========
Basic and Diluted Loss Per
 Common Share. . . . . . . . . . . . $     (0.01)  $     (0.00)  $      (0.00)  $     (0.09)
                                     ===========   ===========   ============   ===========
Weighted-Average Number of
 Common Shares Used in Per
  Share Calculation. . . . . . . . .  76,158,891    69,150,574     69,211,287    68,820,480
                                     ===========   ===========   ============   ===========

The accompanying notes are an integral part of these consolidated financial statements.

                            RECYCLENET CORPORATION
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                                                Total
                                                        Common Stock           Additional                   Stockholders'
                                                 ---------------------------     Paid-In      Accumulated       Equity
                                                    Shares         Amount        Capital        Deficit       (Deficit)
                                                 ------------   ------------   ------------   ------------   ------------
Balance - December 22, 1997
 (Date of Inception) . . . . . . . . . . . . .             -    $         -    $         -    $         -

Issuance for services, December 23, 1997,
  $0.09 per share  . . . . . . . . . . . . . .     68,820,480         68,820      6,122,924             -       6,191,744
Distribution to a shareholder by
 issuance of a note payable,
 December 23, 1997 . . . . . . . . . . . . . .             -              -         (10,443)            -         (10,443)
Issuance for cash, December 31, 1997,
  $0.09 per share. . . . . . . . . . . . . . .        154,760            155         13,851             -          14,006
Net loss for the period. . . . . . . . . . . .             -              -              -      (6,198,518)    (6,198,518)
                                                 ------------   ------------   ------------   ------------   ------------
Balance - December 31, 1997. . . . . . . . . .     68,975,240         68,975      6,126,332     (6,198,518)        (3,211)

Issuance for cash, January 30, 1998,
 $0.09 per share . . . . . . . . . . . . . . .          7,738              8            679             -             687
Issuance for cash, February through
 October 1998, $0.13 per share . . . . . . . .        479,624            480         61,870             -          62,350
Net loss for the year. . . . . . . . . . . . .             -              -              -          (9,460)        (9,460)
                                                 ------------   ------------   ------------   ------------   ------------
Balance - December 31, 1998. . . . . . . . . .     69,462,602         69,463      6,188,881     (6,207,978)        50,366

Issuance for cash, February and March 1999,
 $0.51 per share (unaudited) . . . . . . . . .        213,570            214        109,261             -         109,475
Issuance for services, March 1999,
 $0.51 per share . . . . . . . . . . . . . . .        833,717            833        423,084             -         423,917
Issuance to acquire Andela Products Corporation,
 March 11, 1999, $0.30 per share (unaudited) .        386,900            387        115,713             -         116,100
Issuance to acquire Garbalizer Machinery
 Corporation, March 19, 1999, $0.00 per
 share (unaudited) . . . . . . . . . . . . . .      7,877,421          7,877         (7,877)            -              -
Contribution of 2,000,000 shares by principal
 shareholder and issuance for merger and
 acquisition services, August 19, 1999,
 $0.20 per share (unaudited) . . . . . . . . .             -              -         400,000             -         400,000
Net loss for the period (unaudited). . . . . .             -              -              -        (978,905)      (978,905)
                                                 ------------   ------------   ------------   ------------   ------------
Balance - September 30, 1999 (Unaudited) . . .     78,774,210   $     78,774   $  7,229,062   $ (7,186,883)  $    120,953
                                                 ============   ============   ============   ============   ============

The accompanying notes are an integral part of these consolidated financial statements.

                             RECYCLENET CORPORATION
                     CONSOLIDATED STATEMENTS  OF CASH FLOWS

                                                                        For the Period from
                                                                         December 22, 1997
                                                                             (Date of
                                        For the Nine Months   For the Year   Inception)
                                        Ended September 30,       Ended        Through
                                       ----------------------  December 31,  December 31,
                                          1999         1998        1998          1997
                                       ----------   ----------   ----------   -----------
 Cash Flows From Operating Activities
  Net loss. . . . . . . . . . . . . .  $ (978,905)  $   (6,158)  $   (9,460)  $(6,198,518)
  Adjustments to reconcile net loss
   to net cash used by operating
   activities:
    Depreciation. . . . . . . . . . .       2,318          572          762            -
    Marketing expense paid with
     common stock . . . . . . . . . .     116,100           -            -             -
    Common stock issued for services.     823,932           -            -      6,191,744
    Exchange (gain) loss. . . . . . .      (4,628)        (548)       1,250            55
  Changes in assets and liabilities:
    Accounts receivable . . . . . . .     (24,513)     (20,585)     (27,447)           -
    Accounts payable. . . . . . . . .      (1,239)       3,464        4,618            -
    Deferred revenue. . . . . . . . .      10,451       24,484       32,645            -
                                       ----------   ----------   ----------   -----------
 Net Cash Provided by (Used in)
   Operating Activities . . . . . . .     (56,484)       1,229        2,368        (6,719)
                                       ----------   ----------   ----------   -----------
 Cash Flows From Investing Activities
  Loan to related party . . . . . . .     (15,000)          -            -             -
  Purchase of equipment . . . . . . .      (8,342)      (4,012)      (5,351)           -
                                       ----------   ----------   ----------   -----------
 Net Cash Used in Investing Activities    (23,342)      (4,012)      (5,351)           -
                                       ----------   ----------   ----------   -----------
 Cash Flows From Financing Activities
  Payment of note payable to
   shareholder. . . . . . . . . . . .          -            -       (10,103)           -
  Proceeds of issuance of common
   shares . . . . . . . . . . . . . .     109,475       30,854       63,036        14,006
                                       ----------   ----------   ----------   -----------
 Net Cash Provided by Financing
  Activities. . . . . . . . . . . . .     109,475       30,854       52,933        14,006
                                       ----------   ----------   ----------   -----------
 Effect of Exchange Rate Changes
   on Cash. . . . . . . . . . . . . .       8,914           -        (1,980)           -
                                       ----------   ----------   ----------   -----------
 Increase in Cash . . . . . . . . . .      38,563       28,071       47,970         7,287

 Cash at Beginning of Period. . . . .      55,257        7,287        7,287            -
                                       ----------   ----------   ----------   -----------
 Cash at End of Period. . . . . . . .  $   93,820   $   35,358   $   55,257   $     7,287
                                       ==========   ==========   ==========   ===========

 The accompanying notes are an integral part of these consolidated financial statements.

                             RECYCLENET CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
   (Information with Respect to September 30, 1999 and for the Nine Months
                 Ended September 30, 1999 and 1998 is Unaudited)

  NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 The accompanying financial statements present the consolidated financial position of RecycleNet Corporation and subsidiaries and the results of their operations and their cash flows in accordance with accounting principles generally accepted in the United States.

 ORGANIZATION AND CONSOLIDATION -RecycleNet Corporation (RecycleNet), was incorporated on December 22, 1997 under the laws of the Province of Ontario, Canada. RecycleNet is in the business of designing Internet sites, Internet advertising and Internet trading of consumable recyclable goods. Its primary operations are conducted from Ontario. The accompanying consolidated financial statements include the accounts of RecycleNet, RecycleNet Corporation (formerly Garbalizer Machinery Corporation), a Utah corporation, from the date of its acquisition and Andela Products Corporation, from the date of its acquisition. Intercompany accounts and transactions have been eliminated on consolidated.

 REORGANIZATION AND BASIS OF PRESENTATION - On March 19, 1999, RecycleNet was reorganized into a wholly-owned Ontario subsidiary of Garbalizer Machinery Corporation (Garbalizer), a Utah corporation, under the terms of a Stock Exchange Agreement dated February 25, 1999 (the Agreement). Under the terms of the Agreement, the shareholders of RecycleNet exchanged each outstanding common share of RecycleNet for 3.869 Class X shares (equity participating and non-voting) of the Ontario subsidiary and 3.869 Class N (voting non-equity participating) shares of Garbalizer. The RecycleNet shareholders were issued 70,896,789 Class X and Class N shares. The Class X and Class N shares are convertible into common shares of Garbalizer on the basis of one Class X share and one Class N share for each common share of Garbalizer. Prior to closing the Agreement, the Garbalizer shareholders held 7,877,421 common shares, after a 2-for-3 reverse stock split, which remained outstanding after the reorganization. The RecycleNet shareholders therefore received the equivalent of 90% of the common shares of Garbalizer. Subsequent to the closing of the Agreement, the Garbalizer changed its name to RecycleNet Corporation.

 For financial reporting purposes, RecycleNet was considered the accounting acquirer. Accordingly, the accompanying financial statements present the historical operations of RecycleNet for the periods prior to March 19, 1999. Those historical financial statements have been restated for all periods presented for the effects of the 3.869-for-1 stock split. In connection with the Agreement, Garbalizer transferred all of its existing assets and operations to a corporation under the control of its principal shareholder in exchange for the assumption of all of the liabilities of Garbalizer. Garbalizer thereby became a shell corporation with no operations and no assets prior to the transaction. The common shares of Garbalizer which remained outstanding were accounted for as having been issued in the transaction and were valued at zero which was the fair value of the net assets of Garbalizer. The acquisition of Garbalizer was accounted for under the purchase method of accounting. The operations of Garbalizer have been included in the accompanying consolidated financial statements from March 19, 1999.

 USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 BUSINESS CONDITION - The Company has experienced recurring operating losses and has experienced negative cash flows from operations of $56,484 for the nine months ended September 30, 1999. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of the asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

 CURRENCY TRANSLATION - The U.S. dollar is the functional currency for the Company's consolidated operations. All gains and losses from currency translations are included in the results of operations.

  FAIR VALUES OF FINANCIAL INSTRUMENTS - The amounts reported as cash, trade accounts receivable, accounts payable, accrued liabilities and deferred revenue are considered to be reasonable approximations of their fair values. The fair value estimates were based on market information available to management at the time of the preparation of the financial statements.

 BASIC AND DILUTED LOSS PER COMMON SHARE - Basic and diluted loss per common share has been computed by dividing net loss by the weighted-average number of common shares and Class N common equivalent shares outstanding during the period.

 NOTE 2 - ACQUISITION OF ANDELA PRODUCTS CORPORATION

 At September 30, 1999, the Company has a receivable from Andela T&M as a result of a $15,000 advance to Andela T&M. The Company intends to acquire glass recycling equipment from Andela T&M. In addition, the Company acquired Andela Products Corporation from Andela T&M in exchange for 386,900 shares of common stock on March 11, 1999. The acquisition was primarily for the purpose of obtaining marketing rights to the glass recycling equipment. The common shares issued were recorded at their fair value of $116,100 and were accounted for as marketing expense. The operations of Andela Products Corporation have been included in the accompanying consolidated financial statements from March 11, 1999.

 NOTE 3 - INCOME TAXES

 As of September 30, 1999, the Company had Canadian operating loss carryforwards for tax purposes of $50,983 which expire if not used beginning in 2005. In addition, the Company has U.S. operating loss carryforwards of approximately $400,000 which expire if not used in 2014.

 NOTE 4 - STOCKHOLDERS' EQUITY

 On March 19, 1999, the articles of incorporation for the Company were amended to authorize 150,000,000 common shares with a par value of $0.01 per share. The board of directors is authorized to create and designate one or more series within the class of common shares and to designate relative preferences, limitations and rights in accordance with Utah state law. No separate series have been created or designated.

 On December 23, 1997, the Company issued 68,820,480 shares of common stock for various services rendered to the Company. The shares were recorded at their fair value of $0.09 per share based upon the price shares were issued for cash in December 1997.

 During February through March 1999, the Company issued 213,570 shares of common stock for cash. The proceeds from the issuance were $109,475 or $0.51 per share. During March 1999, the Company issued 833,717 shares of common stock for services. The shares were recorded at their fair value of $0.51 per share based upon the price shares were issued for cash during that same time.

 On March 11, 1999 the Company issued 386,900 shares of common stock for the acquisition of Andela Corporation. The value assigned to the shares was $0.30 per share based on the market value at which the Company's shares traded after the reorganization with Garbalizer.

 In conjunction with the reorganization of RecycleNet into Garbalizer, a principal shareholder contributed 2,000,000 shares of common stock to the Company on August 19, 1999 which were immediately reissued to an individual for his assistance in the merger and acquisition of RecycleNet and Garbalizer. The shares issued were recorded at their fair value of $400,000 or $0.20 per share based upon the market value at which the Company's shares were trading at the time of issuance. The cost of the related services was charged to expense.


                             RECYCLENET CORPORATION
           CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

 On March 19, 1999, RecycleNet was reorganized into a wholly-owned Ontario subsidiary of Garbalizer under the terms of a Stock Exchange Agreement dated February 25, 1999. Under the terms of the agreement, the shareholders of RecycleNet exchanged each outstanding common shares of RecycleNet for 3.869 Class X shares (equity participating and non-voting) of the Ontario subsidiary and 3.869 Class N (voting non-equity participating) shares of Garbalizer. The RecycleNet shareholders were issued 70,896,789 Class X and Class N shares. The Class X and Class N shares are convertible into common shares of Garbalizer on the basis of one Class X share and one Class N share for each common share of Garbalizer. Prior to closing the agreement, the Garbalizer shareholders held 7,877,421 common shares which remained outstanding after the agreement. The RecycleNet shareholders therefore received the equivalent of 90% of the common shares of Garbalizer. The agreement was accounted for as the reverse acquisition of Garbalizer by RecycleNet. The acquisition was accounted for under the purchase method of accounting. The purchase price was determined based upon the fair value of the net assets of Garbalizer, which was zero.

 The following condensed pro forma consolidated statements of operations have been prepared to present the operations of the combined entities as though the agreement had been completed on January 1, 1998. Pro forma adjustments have been provided to eliminate non-recurring expenses directly attributable to the agreement.

 The following financial information was derived from, and should be read in conjunction with the consolidated statements of operations of RecycleNet and of Garbalizer for the year ended December 31, 1998 and of RecycleNet for the nine months ended September 30, 1999. The operations of Garbalizer were included in the consolidated results of operations of RecycleNet from March 19, 1999. The condensed consolidated pro forma statement of operations has been included herein for comparative purposes only and does not purport to be indicative of the results of operations which actually would have been obtained had the agreement been completed on January 1, 1998, or the results of operations which may be obtained in the future. In addition, future results may vary significantly from the results reflected in this pro forma financial statement.

                             RECYCLENET CORPORATION
           CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (UNAUDITED)

                                                                    Pro Forma       Pro Forma
                                       RecycleNet    Garbalizer     Adjustments      Results
                                       -----------   -----------   --------------   -----------
 Sales. . . . . . . . . . . . . . . .      100,974   $   195,599   (A)$  (195,599)  $   100,974
 Cost of sales. . . . . . . . . . . .       14,033       134,730   (A)   (134,730)       14,033
                                       -----------   -----------      -----------   -----------
 Gross profit . . . . . . . . . . . .       86,941        60,869          (60,869)       86,941
 General and administrative expenses.      (95,151)      (93,016)  (A)     93,016       (95,151)
 Exchange gain (loss) . . . . . . . .       (1,250)           -                -         (1,250)
                                       -----------   -----------      -----------   -----------
 Loss from operations . . . . . . . .       (9,460)      (32,147)          32,147        (9,460)
 Interest expense . . . . . . . . . .           -        (19,564)  (A)     19,564            -
                                       -----------   -----------      -----------   -----------
 Net Loss from Continuing Operations.  $    (9,460)  $   (51,711)     $    51,711   $    (9,460)
                                       ===========   ===========      ===========   ===========
 Basic and diluted loss per
  common share. . . . . . . . . . . .  $     (0.00)                                 $     (0.00)
                                       ===========                                  ===========
 Weighted-average number of common
  shares used in per share
  calculation . . . . . . . . . . . .   69,211,287                                   77,088,708
                                       ===========                                  ===========


           CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                  (UNAUDITED)

                                                                    Pro Forma       Pro Forma
                                       RecycleNet    Garbalizer     Adjustments      Results
                                       -----------   -----------   --------------   -----------

 Sales. . . . . . . . . . . . . . . .  $   316,280   $        -       $        -    $   316,280
 Cost of sales. . . . . . . . . . . .      178,595            -                -        178,595
                                       -----------   -----------      -----------   -----------
 Gross profit . . . . . . . . . . . .      137,685            -                -        137,685
 General and administrative expenses.     (181,186)      (37,519)  (A)     37,519      (181,186)
 Exchange gain (loss) . . . . . . . .        4,628             -               -          4,628
                                       -----------   ------------     -----------   -----------
 Loss before special items. . . . . .      (38,873)       (37,519)         37,519       (38,873)
 Special items paid with common stock     (940,032)            -   (B)    400,000      (540,032)
                                       -----------   ------------     -----------   -----------
 Loss from operations . . . . . . . .     (978,905)       (37,519) (A)    437,519)     (578,905)
 Interest expense . . . . . . . . . .           -          (4,747) (A)      4,747            -
                                       -----------   ------------     -----------   -----------
 Net loss . . . . . . . . . . . . . .  $  (978,905)  $    (42,266)    $   442,266   $  (578,905)
                                       ===========   ============     ===========   ===========
 Basic and diluted loss per
  common share. . . . . . . . . . . .  $     (0.01)  $      (0.00)                  $     (0.01)
                                       ===========   ============                   ===========
 Weighted average number of common
  shares used in per share calculation  76,158,891     11,816,132  (A) 11,816,132    76,158,891
                                       ===========   ============     ===========   ===========

       NOTES TO CONDENSED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

 A - The operations of Garbalizer were discontinued upon the reorganization with RecycleNet and have therefore been excluded from continuing operations.

 B - Merger and acquisition costs were paid by the Company issuing common stock. The costs were non-recurring and were directly attributable to the reorganization of RecycleNet into Garbalizer. Accordingly, the related expense has been eliminated from the pro forma net loss from continuing operations.

 HANSEN, BARNETT & MAXWELL
   A Professional Corporation
 CERTIFIED PUBLIC ACCOUNTANTS


                                                      (801) 532-2200
 Member of AICPA Division of Firms                  Fax (801) 532-7944
         Member of SECPS                       345 East Broadway, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


 To the Stockholders
 Garbalizer Machinery Corporation

 We have audited the accompanying balance sheets of Garbalizer Machinery Corporation as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garbalizer Machinery Corporation as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

 The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating losses, working capital deficiency, negative cash flows from operating activities and the lack of consistent revenues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                          HANSEN, BARNETT & MAXWELL
 Salt Lake City, Utah
 November 17, 1999

                       GARBALIZER  MACHINERY  CORPORATION
                                BALANCE  SHEETS


                                                          December 31,
                                                     -----------------------
                                                         1998        1997
                                                     -----------  ----------
                                     ASSETS
 Current Assets
  Inventory . . . . . . . . . . . . . . . . . . . .  $       -    $   30,000
                                                     -----------  ----------
   Total Current Assets . . . . . . . . . . . . . .           -       30,000

 Patents, net of accumulated amortization of $46,458          -            -
                                                     -----------  -----------
 Total Assets . . . . . . . . . . . . . . . . . . .  $        -   $    30,000
                                                     ===========  ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

 Current Liabilities
  Bank overdraft. . . . . . . . . . . . . . . . . .  $     7,144  $      259
  Notes payable . . . . . . . . . . . . . . . . . .      190,708     156,406
  Accrued interest. . . . . . . . . . . . . . . . .       56,635      48,363
  Payroll taxes payable . . . . . . . . . . . . . .        3,845           -
  Accounts payable. . . . . . . . . . . . . . . . .       20,740      31,747
  Account payable related party . . . . . . . . . .      180,071     200,657
                                                     -----------  ----------
   Total Current Liabilities. . . . . . . . . . . .      459,143     437,432
                                                     -----------  ----------
 Stockholders' Deficit
  Common stock - $0.01 par value; 15,000,000
   shares authorized; 11,816,132 shares issued
   and outstanding. . . . . . . . . . . . . . . . .      118,161     118,161
  Additional paid-in capital. . . . . . . . . . . .      543,692     543,692
  Accumulated deficit . . . . . . . . . . . . . . .   (1,120,996) (1,069,285)
                                                     -----------  ----------
   Total Stockholders' Deficit. . . . . . . . . . .     (459,143)   (407,432)
                                                     -----------  ----------

 Total Liabilities And Stockholders' Deficit. . . .  $        -   $   30,000
                                                     ===========  ==========

                       GARBALIZER  MACHINERY  CORPORATION
                           STATEMENTS  OF OPERATIONS


                                                          December 31,
                                                     -----------------------
                                                         1998        1997
                                                     -----------  ----------

 Revenues. . . . . . . . . . . . . . . . . . . . . . $   195,599  $    1,242
 Cost of sales, including write-down of carrying
  value of inventory of $30,000 during 1998. . . . .     134,730          -
                                                     -----------  ----------
 Gross Profit. . . . . . . . . . . . . . . . . . . .      60,869       1,242
 General and Administrative Expenses . . . . . . . .      93,016      22,587
                                                     -----------  ----------
 Loss From Operations. . . . . . . . . . . . . . . .     (32,147)    (21,345)
 Interest Expense. . . . . . . . . . . . . . . . . .      19,564      27,576
                                                     -----------  ----------
 Net Loss. . . . . . . . . . . . . . . . . . . . . . $   (51,711) $  (48,921)
                                                     ===========  ==========

 Basic and Diluted Loss Per Share of Common Stock. . $     (0.00) $    (0.00)
                                                     ===========  ==========
 Weighted Average Number of Common Shares
  Used in Per Share Calculation. . . . . . . . . . .  11,816,132  11,816,132
                                                     ===========  ==========

                       GARBALIZER  MACHINERY  CORPORATION
                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                FOR THE YEARS  ENDED DECEMBER 31, 1998 AND 1997

                                           Common Stock          Additional
                                     -------------------------     Paid-In     Accumulated
                                       Shares        Amount        Capital       Deficit
                                     -----------   -----------   -----------   -----------

 Balance - December 31, 1996. . . . . 11,816,132   $   118,161   $   543,692   $(1,020,364)

 Net loss for the year. . . . . . . .         -             -             -        (48,921)
                                     -----------   -----------   -----------   -----------
 Balance - December 31, 1997. . . . . 11,816,132       118,161       543,692    (1,069,285)

 Net loss for the year. . . . . . . .         -             -             -        (51,711)
                                     -----------   -----------   -----------   -----------
 Balance - December 31,1998 . . . . . 11,816,132   $   118,161   $   543,692   $(1,120,996)
                                     ===========   ===========   ===========   ===========

                       GARBALIZER  MACHINERY  CORPORATION
                           STATEMENTS  OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                       1997         1998
                                                     ----------   ----------
 Cash Flows From Operating Activities
  Net loss. . . . . . . . . . . . . . . . . . . . .  $  (51,711)  $  (48,921)
  Adjustments to reconcile net loss to
    net cash used by operating activities:
      Non cash interest expense . . . . . . . . . .          -         8,767
  Changes in operating assets and liabilities:
      Inventory . . . . . . . . . . . . . . . . . .      30,000       56,900
   Accounts payable . . . . . . . . . . . . . . . .     (11,007)     (63,574)
      Accrued interest payable. . . . . . . . . . .       8,272        8,569
      Payroll taxes payable . . . . . . . . . . . .       3,845           -
                                                     ----------   ----------
   Net Cash Used In Operating Activities. . . . . .     (20,601)     (38,259)
                                                     ----------   ----------
 Cash Flows From Financing Activities
  Advances from related party . . . . . . . . . . .     (20,586)      35,242
  Proceeds from notes payable . . . . . . . . . . .      42,040        6,245
  Payments on notes payable . . . . . . . . . . . .      (7,738)      (2,297)
  Increase (decrease) in bank overdraft . . . . . .       6,885         (931)
                                                     ----------   ----------
   Net Cash Provided By Financing Activities. . . .      20,601       38,259
                                                     ----------   ----------
 Increase (Decrease) in Cash. . . . . . . . . . . .          -            -

 Cash at Beginning of Year. . . . . . . . . . . . .          -            -
                                                     ----------   ----------
 Cash at End of Year. . . . . . . . . . . . . . . .  $       -    $       -
                                                     ==========   ==========
 Supplemental Cash Flow Information:
  Cash paid for interest. . . . . . . . . . . . . .  $   10,798   $   10,240
                                                     ==========   ==========

                        GARBALIZER MACHINERY CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

 NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 ORGANIZATION AND NATURE OF OPERATIONS -The Company is a subsidiary of Garbalizer Corporation of America. The Parent Corporation owns 60 percent of the Company's common stock. The Company manufactures and sells tire shredders to buyers both in the United States and throughout the world.

 USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 BUSINESS CONDITION - The Company has experienced recurring operating losses, has negative cash flows from operations and has a stockholders' deficit of $459,143 and a working capital deficiency of $459,143 as of December 31, 1998. The Company is past due on its debt obligations at December 31, 1998. These situations raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relative to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. See Note 5 for management's actions regarding the Company to continue as a going concern.

 FAIR VALUES OF FINANCIAL INSTRUMENTS - The amounts reported as cash, trade accounts payable, accrued liabilities and notes payable are considered to be reasonable approximations of their fair values. The fair value estimates were based on market information available to management at the time of the preparation of the financial statements.

 INVENTORY - Inventory is valued at the lower of cost or market, with cost determined by the first-in first-out method. Inventory consists of gear reducers. All inventory is considered finished goods.

 REVENUE RECOGNITION - Revenue from sales is recognized upon shipment and installation of a shredder. An allowance for returns and discounts is provided at the time of shipment when needed.

 PATENTS - The patents were being amortized over a 17-year period by the straight-line method.

 ADVERTISING COSTS - The Company expenses its advertising costs as incurred. The Company incurred $0 and $6,700 in advertising costs for the years ended December 31, 1998 and 1997.

 RENTAL COMMITMENTS - The Company rents its office building on a month-to-month basis. The Company paid $11,228 and $1,268 in rent expense for the years ended December 31, 1998 and 1997, respectively. The Company shares office space with another company under common control. The total rent expense is allocated between the two companies.

 RECLASSIFICATIONS - Certain items in the 1997 financial statements have been reclassified to conform to the current year classifications. Such reclassifications had no effect on previously reported net income.

 BASIC AND DILUTED LOSS PER COMMON SHARE - In 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Under SFAS 128, loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution which could occur if all contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. In the Company's present position, diluted loss per share is the same as basic loss per share.

 NOTE 2--RELATED PARTY TRANSACTIONS

 The Company's parent corporation advanced monies on behalf of/or to the Company in past years. These monies were accounted for as capital contributions.

 The Company received advances of $0 and $35,242 from a publicly traded company during 1998 and 1997. The amount due this company was $180,071 and $200,657 at December 31, 1998 and 1997, respectively. There were no terms of repayment. The companies are related due to common ownership.

 The Company's president has advanced monies to the Company. No set terms were established but the Company has been making payments against loans of the president, including interest at rates ranging from 8% to 18%. See Note 3.

 NOTE 3--NOTES PAYABLE

 During 1992 the Company borrowed $150,000 from an individual. The note carried a 12% interest rate and was due on May 7, 1992. The balance on the note was $68,493 at December 31, 1998 and 1997.

 As mentioned in Note 2, the Company is indebted to its president in the amount of $102,215 at December 31, 1998 and $82,912 at December 31, 1997, which includes interest and is due on demand.

 During 1997, a $4,000 short-term note was loaned to the Company by a shareholder. This note bears no interest and is due on demand. During 1997, a $5,000 short-term note was loaned to the Company. This note carries a 12% interest rate and is due on demand. The note and interest were paid in 1997. During 1998 two short-term notes for $10,000 each were loaned to the Company. These notes carry a 12% interest rate and are due on demand.

 NOTE 4--INCOME TAXES

 The major components of the net deferred tax asset as of December 31, 1998 and 1997 are as follows:

                                                         1998         1997
                                                      ----------   ----------

            Operating loss carry forwards . . . . . . $  147,462   $  135,051
                                                      ----------   ----------
            Total Deferred Tax Asset. . . . . . . . .    147,462      135,051

            Valuation allowance . . . . . . . . . . .   (147,462)    (135,051)
                                                      ----------   ----------
            Net Deferred Tax Asset. . . . . . . . . . $       -    $       -
                                                      ==========   ==========

 The net change in the valuation allowance was an increase of $12,411 and $11,741 for the years ended December 31, 1998 and 1997, respectively. The Company has operating loss carry forwards at December 31, 1998 of $726,965 which expire in 2005 through 2013 if unused.

 The components of the provision for income taxes were immaterial for all periods presented. The following is a reconciliation of the income tax at the federal statutory tax rate with the provision for income taxes for the years ended December 31, 1998 and 1997:

                                                         1998         1997
                                                      ----------   ----------
     Income tax benefit at statutory rate (34%) . . . $  (17,581)  $  (16,633)
     Change in valuation allowance. . . . . . . . . .     12,411       11,741
     State tax net of federal benefit . . . . . . . .     (1,706)      (1,614)
     Benefit from lower tax rates . . . . . . . . . .      6,876        6,506
                                                      ----------   ----------
     Provision for Income Taxes . . . . . . . . . . . $       -    $       -
                                                      ==========   ==========

 When the Company changes ownership as discussed in Note 5, the net operating losses will be subject to limitations under Section 382 of the Internal Revenue Code.

 NOTE 5--SUBSEQUENT EVENTS

 On March 19, 1999, the Company and its shareholders entered into a reorganization agreement with the shareholders of RecycleNet Corporation (RecycleNet), an Ontario corporation, whereby the Company agreed to transfer all of its existing assets and liabilities to a company controlled by the Company's parent corporation, reverse split its common stock on a 2-for-3 basis, increase the authorized common shares to 150,000,000 shares and agreed to merge a newly-formed, wholly-owned subsidiary with and into RecycleNet. In the reorganization, the RecycleNet shareholders exchanged all of the outstanding common shares of RecycleNet for 70,896,789 shares (post-split) of equivalent common stock of the Company.

 The reorganization with RecycleNet has been accounted for as a reorganization of RecycleNet (RecycleNet being the accounting acquirer) and the issuance of 7,877,421 shares of common stock (post-split) to the parent corporation for no consideration. The distribution of the assets, net of liabilities, was accounted as a capital contribution to the Company and recorded at the historical cost of the assets and liabilities transferred, as follows:

            Cash. . . . . . . . . . . . . . . . . $    (899)
            Accounts receivable . . . . . . . . .   (11,645)
            Accounts payable. . . . . . . . . . .    10,584
            Accrued expenses. . . . . . . . . . .    61,359
            Payable to related parties. . . . . .   103,215
            Payable to Garb Oil & Power . . . . .   221,953
            Notes payable . . . . . . . . . . . .    88,493
                                                  ---------
            Net Liabilities Transferred . . . . . $ 473,060
                                                  =========